October 18, 2024

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

       Re: Classover Holdings, Inc.
           Class Over Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-4 Submitted October 1, 2024
           CIK No. 0002022308
Dear Fanghan Sui and Hui Luo:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24, 2024 letter.
 October 18, 2024
Page 2

Amendment No. 3 to Draft Registration Statement on Form S-4 submitted October 1, 2024
Questions and Answers About the BFAC Shareholder Proposals
Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 23

1. The "Pro Forma Pubco Common Shares at Closing" amounts under all redemption scenarios presented on page 24 do not appear to equal the sum of all Pubco shares held by various shareholder groups. Please revise to reconcile the differences.
2. It appears the sum of Pubco shares held by BFAC sponsors and affiliates disclosed on page 24 is inconsistent with the number of Pubco common shares held by BFAC founder and affiliates disclosed on page 86. Please revise to reconcile the difference.
Risk Factors
Risks Related to the Company's Business and Pubco After the Business
Combination
The Pubco Charter will provide, subject to limited exceptions..., page 64

3. We reissue prior comment 5. Refer to paragraph (B) of Article Ninth of the Amended and Restated Certificate of Incorporation included as Annex B, which states that,
       "...the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended."
       Revise your disclosure here and at page 200 to describe this provision and address whether there is uncertainty as to whether a court would enforce the provision. In this regard, your revisions in response to prior comment 5 continue to relate only to the
       Delaware Court of Chancery exclusive forum provision in paragraph (A) of Article
       Ninth and do not address the separate federal district court exclusive forum provision in paragraph (B) of Article Ninth.
Proposal 1: The Business Combination Proposal
Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85

4. While we note your response to prior comment 6, it does not appear that the dilution table on page 88 has been meaningfully restructured and we reissue. Revise to show, in this table on a line-by-line basis at each redemption scenario:
           the net tangible book value as of the most recent balance sheet date that you are using as the starting point for your calculation of adjusted net tangible book value;
           each adjustment to such figure that you are making to arrive at adjusted net tangible book value;
           each adjustment to the number of shares used as the denominator when calculating adjusted net tangible book value per share, or
"as-adjusted NVPS" as
           you refer to the metric.
       Each redemption level should only show a single adjusted net tangible book value per share, calculated as if the selected redemption level has occurred and to give effect to material probable or consummated transactions and other material effects of the de-
       SPAC transaction, while excluding the de-SPAC transaction itself. In other words, the table should show at each redemption level a single adjusted NVPS, difference
 October 18, 2024
Page 3

       between adjusted NVPS and the SPAC IPO offering price, and Equalizing Company
       Value. In this regard, the table at page 88 continues to show separate NVPS and
       "Difference" figures for each of the 2024 Incentive Plan, PIPE Financing, BFAC public warrants, and BFAC Working Capital Warrants.
5. We note your response to prior comment 7 and the revisions to your disclosure. It does not appear that you have completely addressed our comment. As previously requested, please address the following:
           Please describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.
           Please tell us and disclose how you determined the issuances of Pubco shares under 2024 Incentive Plan and for the exercises of BFAC public warrants and working capital warrants are material transactions reasonably likely to occur in connection with the Business Combination; therefore, should be presented as adjustments in your dilution table.
           Please tell us how you have included the 975,000 common shares to be issued to the advisors and the estimated transaction costs to be incurred by BFAC in connection with the Business Combination as adjustments in your dilution table.
       We refer you to Item 1604(c) of Regulation S-K for guidance.
Background of the Business Combination, page 93

6. We note your response to prior comment 10, particularly the added disclosure that
       Cohen & Company did not prepare any "valuation" report, opinion, or appraisal on the target company. Because Item 1607(a) of Regulation S-K encompasses a broader set of reports, opinions, or appraisals than those solely related to valuation, please further clarify whether the SPAC or its sponsor received anything from Cohen & Company that would fall within Item 1607(a) of Regulation S-K. In this regard, we note that your response to comment 14 in our letter dated August 8, 2024 provided a more fulsome confirmation that RingRoad Corp did not prepare any such report, opinion, or appraisal.
Information About BFAC
SPAC Sponsors
IPO Sponsor, page 125

7. Please explain why you have revised to state that "the IPO Sponsor currently holds and is expected to hold as of immediately prior to the consummation of the Business
       Combination a total of 4,090,716 Founder Shares," or revise accordingly. In this regard, this figure is inconsistent with both the 2,576,601 shares attributed to the IPO
       Sponsor in the sponsor compensation table at page 36 and the 2,751,601 shares disclosed in the beneficial ownership table at page 194. Please also ensure that the figures at pages 36 and 194 are consistent, if appropriate.
Battery Future Acquisition Corp. and Subsidiaries
Consolidated Balance Sheets, page F-43

8. Please revise your disclosure to reflect the numbers of Class A and Class B ordinary shares issued and outstanding as of June 30, 2024.
 October 18, 2024
Page 4

General

9. We note your disclosure that, although BFAC's securities are currently listed on
      NYSE, you have applied to list Pubco's Class B Common Stock and Warrants on
      Nasdaq. However, where you discuss Pubco's corporate governance structure and controlled company status, you continue to refer to NYSE listing rules. For example on the cover page you state that "Pubco will be 'controlled company' as defined in the corporate governance rules of NYSE," and at page 182 you state that,
"Pubco   s Board
      has determined that, upon the consummation of the Business Combination, each of
      [   ], [   ], and [   ] will be an independent director under the NYSE
listing rules..." Please
      explain why this is appropriate, or comprehensively revise to refer to Nasdaq listing rules when discussing Pubco after the business combination. Additionally, please add a risk factor related to Pubco's ability to comply with Nasdaq listing rules, and disclose in such risk factor that pursuant to recent Nasdaq listing rule amendments effective October 7, 2024, Pubco must comply with listing standards immediately upon consummation of the business combination or face suspension or delisting, with no grace period to "cure" the deficiencies.
10. As the cover page suggests that you intend to register preferred stock of Pubco but there is no certificate of designation for this class included as an exhibit, please clarify whether a class of Pubco preferred stock has been established. If so, describe the terms of such class in "Description of Pubco Securities" pursuant to Item 202 of
      Regulation S-K, and file the related certificate of designation or authorizing document as an exhibit to the registration statement.
       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services